Exhibit A

                             Proposed Form of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)
Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

October ___, 2002

          Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ___, 2002 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                    * * * * *

E.ON AG  (70-_______)


          E.ON AG ("E.ON"), located at E.ON-Platz 1, 40479 Dusseldorf, Germany, a registered holding company, has submitted an application seeking an extension of the deadline set by prior Commission order to divest its interest in an affiliated company, Hypo-Vereinsbank AG ("HVB"). HVB is a large private bank in Germany with assets of approximately (euro)712 billion.

          By applications filed on Form U-1 in SEC File Nos. 70-9961 and 70-9985, E.ON sought authorization to acquire Powergen plc ("Powergen"), a registered holding company, and other authorizations under the Public Utility Holding Company Act of 1935 (the "Act") related to E.ON's activities as a registered holding company after the Powergen acquisition. The Commission authorized the acquisition by order dated June 14, 2002, Holding Co. Act Release No. 27539 (the "Acquisition Order"). E.ON completed the acquisition of Powergen on July 1, 2002 and registered as a holding company on that day.

          One of the conditions imposed by the Commission in the Acquisition Order relates to the ability of E.ON and its subsidiaries to invest in the equity securities of companies held for investment purposes ("Portfolio Securities"), as opposed to investments for strategic or operating reasons associated with E.ON's activities as an energy and utility company. As stated



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in the Acquisition Order:

          The E.ON Group companies, particularly E.ON Energie, a proposed FUCO, hold significant investments as reserves against two types of long-term liabilities: their pension obligations, and, for E.ON Energie only, its nuclear decommissioning obligations. These investments, which currently total approximately (euro)9 billion ($7.9 billion), include publicly traded common stocks of other companies./12

          The Acquisition Order granted E.ON's request to continue to make these investments under Section 9(c)(3) of the Act in the ordinary course of business provided that it complied with certain conditions. The Commission required that equity investments for the purposes of funding future employee benefit and nuclear decommissioning obligations could be made only if, at the time of investment, the actuarial value of the prospective obligations exceeds the aggregate amount of the investments that will be held by E.ON immediately after the investment has been made. Further, E.ON was restricted from creating an affiliate relationship with any company within the terms of Section 2(a)(11) of the Act by acquiring 5% or more of the voting securities of any issuer. The Acquisition Order restates the commitment made by E.ON that during the year 2002, E.ON will reduce any stakes that it has that exceed 5% of a single company to below 5%.

          E.ON's Portfolio Securities include only one stake in the voting securities of a company that exceeds 5%. This is E.ON's 6.72% voting equity interest in HVB. The Acquisition Order made a reference to this affiliate interest in the following footnote:

          E.ON states that it holds an interest above 5% in a company that it plans to divest in 2002, either by selling the stock or by issuing a bond that would be exchangeable for the stock of the company or cash. Applicants state that the terms of the exchange offer, including the time when the exchange would be triggered, have not yet been determined./13

          The application states that although E.ON continues to desire to reduce its voting equity interest in HVB to the level where it would not constitute an affiliate interest, recent declines in the market price of HVB shares have made share sales financially prohibitive at this time. Consequently, E.ON seeks an extension of the divestiture deadline until December 31, 2004.

          For the Commission by the Division of Investment Management, pursuant to delegated authority.

                                                Jonathan G. Katz
                                                Secretary


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     12 Acquisition Order at 47 (footnotes omitted).

     13 Id. at 49, n. 64.

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